Exhibit 99.1

Bioceres Crop Solutions Updates Second Fiscal Quarter 2025 Expectations

Rosario, Argentina – February 5, 2025 – Bioceres Crop Solutions Corp. (NASDAQ: BIOX) today provided preliminary revenues, gross profit and adjusted EBITDA for the fiscal second quarter, ended December 31, 2024.

Second quarter revenues are expected to be approximately $105 million, with gross profit of $45 million and adjusted EBITDA of $15 million. These results reflect challenging conditions in Argentina, which remains a decisive market for the financial performance of the Company in the first half of the year. Farmer purchasing behavior in the country changed significantly compared to the prior year, driven by macroeconomic conditions and unfavorable weather. This, together with high channel inventories, led to lower crop protection and micro-beaded fertilizer sales.

“As referenced by agricultural input providers as well as distributors and equipment vendors in the marketplace, Argentina continued to face significant headwinds related to weather, farmer economics, and inventory overhang. While this environment has had a particularly negative effect on cyclical businesses such as micro-beaded fertilizers, we expect to continue to retain or gain market share in our most established product families. Structurally, we remain confident in the attractiveness of our unique and evolving portfolio of products and in our ability to deliver these solutions ourselves, or via our partners, to farmers globally. We look forward to providing further context on our earnings call, as well as discussing initiatives we are undertaking to mitigate these industry-wide challenges.” said Federico Trucco, CEO of Bioceres Crop Solutions.

The Company clarifies that the information provided in this document represents only an expectation, hypothetical data that by no means constitutes a promise of performance by the Company or its management. The estimates present involve market factors that are beyond the Company’s control and, therefore, can be subject to changes. The Company will provide further details in its upcoming earnings release. Bioceres Crop Solutions will release its second quarter 2025 earnings on Tuesday, February 11, 2025, after the stock market close, followed by a webcast conference call on Wednesday, February 12, 2025, at 8:30 a.m. ET.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.
•	Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.
•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.
•	Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
•	Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Investor Relations Contact

Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com